EX-99.(a)(5)(iii)

Press release
PHILADELPHIA, July 7, 2022

For immediate release

Delaware Enhanced Global Dividend and Income Fund announces final results of tender offer

Today, Delaware Enhanced Global Dividend and Income Fund (the “Fund”), a New York Stock Exchange–listed closed-end fund trading under the symbol “DEX,” announced the final results of its tender offer for up to 558,998 of its common shares (“Common Shares”), representing up to five percent of its issued and outstanding Common Shares, without par value. The offer expired at 11:59 p.m., New York City time, on Thursday, June 30, 2022.

Based on a count by Computershare Trust Company, N.A., the depositary for the tender offer, approximately 3,833,226 Common Shares, or approximately 34.29% of the Fund’s Common Shares outstanding, were tendered. The Fund has accepted 558,998 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $8.46 per share. This purchase price is 98% of the Fund’s net asset value per share of $8.63 as of the close of regular trading on the New York Stock Exchange on July 1, 2022, the pricing date stated in the Offer to Purchase. Because the total number of Common Shares tendered exceeds the number of Common Shares offered to purchase, all tendered Common Shares are subject to pro-ration in accordance with the terms of the Offer to Purchase. Under final pro-ration, 14.59% of the Common Shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 10,620,971 Common Shares outstanding.

The Fund’s primary investment objective is to seek current income, with a secondary objective of capital appreciation. The Fund invests globally in dividend-paying or income-generating securities across multiple asset classes, including but not limited to: equity securities of large, well-established companies; securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies); debt securities (such as government bonds; investment grade and high risk, high yield corporate bonds; and convertible bonds); and emerging market securities. The Fund also uses enhanced income strategies by engaging in dividend capture trading; option overwriting; and realization of gains on the sale of securities, dividend growth, and currency forwards. There is no assurance that the Fund will achieve its investment objectives.

Under normal market conditions, the Fund will invest: (1) at most 60% of its net assets in securities of U.S. issuers; (2) at least 40% of its net assets in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case, the Fund would invest at least 30% of its net assets in securities of non-U.S. issuers; and 3) up to 25% of its net assets in securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies). In addition, the Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’. Even though the Fund may realize current year capital gains, such gains may be offset, in whole or in part, by the Fund’s capital loss carryovers from prior years.

Under the Fund’s managed distribution policy, the Fund makes monthly distributions to common shareholders at a targeted annual distribution rate of 7.0% of the Fund’s average NAV per share. The Fund will calculate the average NAV per share from the previous three full months immediately prior to the distribution based on the number of business days in those three months on which the NAV is calculated. The distribution will be calculated as 7.0% of the prior three month’s average NAV per share, divided by 12. The Fund will generally distribute amounts necessary to satisfy the Fund’s managed distribution policy and the requirements prescribed by excise tax rules and Subchapter M of the Internal Revenue Code. This distribution methodology is intended to provide shareholders with a consistent, but not guaranteed, income stream and a targeted annual distribution rate and is intended to narrow any discount between the market price and the NAV of the Fund’s Common Shares, but there is no assurance that the policy will be successful in doing so.  The methodology for determining monthly distributions under the Fund’s managed distribution policy will be reviewed at least annually by the Fund’s Board of Trustees, and the Fund will continue to evaluate its distribution in light of ongoing market conditions.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC), including the Fund’s annual report for the fiscal year ended November 30, 2021, are available without cost at the Commission’s website (sec.gov) or by calling the Fund’s Information Agent.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US579 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments & renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs more than 18,000 people in 33 markets and is listed on the Australian Securities Exchange.  For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1  As of March 31, 2022

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Contacts

Investors	Media contacts
Georgeson LLC (during pendency of the tender offer)	Sarah Stein
888 605-8334	212 231-0323
delawarefunds.com/closed-end	Sarah.Stein@macquarie.com

Lee Lubarsky 347 302-3000 Lee.Lubarsky@macquarie.com

© 2022 Macquarie Management Holdings, Inc.

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